News Release 18-07

May 10, 2018

SSR MINING REPORTS FIRST QUARTER 2018 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the first quarter ended March 31, 2018.

Paul Benson, President and CEO said, "We produced over 78,000 gold equivalent ounces with all three operations performing well during the quarter. Seabee had a standout quarter, with the lowest cash costs since we acquired the operation in 2016 and record mill throughput of more than 1,030 tonnes per day. With development at Chinchillas remaining on track for delivery in the second half of the year, and production at Seabee and Marigold ramping up through the year, our operating and financial performance positions us well for growth in 2018 and 2019."

First Quarter 2018 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Solid financial performance: Produced 78,483 gold equivalent ounces at cash costs of $766 per payable ounce, generating operating cash flow of $11.0 million and adjusted attributable net income of $5.7 million or $0.05 per share.

▪	Record quarterly throughput at the Seabee Gold Operation: Continued to successfully ramp up mill throughput, operating at an average of 1,036 tonnes per day during the quarter.

▪	Low-cost production at the Seabee Gold Operation: Produced 23,717 ounces of gold at cash costs of $481 per payable ounce of gold sold, a record low cash cost since acquiring the operation in 2016.

▪	Production in line with guidance at the Marigold mine: Produced 42,960 ounces of gold at cash costs of $720 per payable ounce of gold sold, and a near-record 7.1 million tonnes of ore stacked.

▪	Solid quarterly performance at Puna Operations: Produced 0.9 million ounces of silver at cash costs of $17.07 per payable ounce of silver sold, as lower grade stockpiles are processed.

▪	Chinchillas project remains on track: Capital expenditures totaled $12 million as the project remains on track for ore delivery in the second half of 2018.

▪	Increased cash position: Quarter-end cash increased to $472.9 million, up $13.0 million from the previous quarter.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Total material mined (kt)	16,150	13,979	20,311	17,985	16,736
Waste removed (kt)	9,052	8,136	13,149	11,075	11,062
Total ore stacked (kt)	7,099	5,843	7,162	6,910	5,674
Strip ratio	1.3	1.4	1.8	1.6	1.9
Mining costs ($/t mined)	1.80	1.98	1.52	1.67	1.65
Gold stacked grade (g/t)	0.37	0.37	0.31	0.31	0.42
Processing costs ($/t processed)	0.93	1.08	0.89	0.82	0.89
Gold recovery (%)	74.0	74.0	72.0	73.0	74.0
General and admin costs ($/t processed)	0.42	0.51	0.40	0.42	0.52

Gold produced (oz)	42,960	52,768	38,699	55,558	55,215
Gold sold (oz)	42,078	51,420	38,818	57,426	52,528

Realized gold price ($/oz) (1)	1,331	1,269	1,270	1,265	1,214

Cash costs ($/oz) (1)	720	699	684	632	585
AISC ($/oz) (1)	954	1,001	979	833	799

Financial data ($000s)
Revenue	55,880	65,217	49,395	72,451	63,762
Income from mine operations	12,312	12,777	11,189	21,373	21,327
Capital expenditures	4,665	8,194	3,855	5,272	3,043
Capitalized stripping	2,902	5,712	6,056	4,350	6,745
Exploration expenditures (2)	1,914	1,208	1,130	1,538	1,024

(1)
We report the non-GAAP financial measure realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9 of our management's discussion and analysis for the quarter ended March 31, 2018 (“MD&A”).

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2018, the Marigold mine produced 42,960 ounces of gold, in line with guidance. Production was 19% less than the previous quarter, due to lower ore stacked in the fourth quarter of 2017.

During the quarter, 16.2 million tonnes of material were mined, 16% more than the fourth quarter of 2017, reflecting an increase in operating days for the quarter due to a resumption of normal mining activities. We expect quarterly material movement to increase in the second quarter of 2018, and further in the second half of the year as four additional haul trucks are added to the fleet. Approximately 7.1 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.37 g/t in the quarter. This compares to 5.8 million tonnes of ore delivered to the heap leach pads at a gold

SSR Mining Inc.	PAGE 2

grade of 0.37 g/t in the fourth quarter of 2017. The strip ratio was 1.3:1 for the quarter, a 7% decrease compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $720 per payable ounce of gold sold in the first quarter of 2018 was 3% higher than the previous quarter. This was primarily due to the cost per ounce of leach pad inventory increasing in the fourth quarter of 2017 resulting from operational impacts, continued lower gold grades and a reduction in deferred stripping. Total mining costs of $1.80 per tonne in the first quarter of 2018 were 9% lower than in the previous quarter due to more tonnes mined for the reasons described above. Processing and general administrative unit costs were 14% and 18% lower, respectively, in the first quarter of 2018 than in the fourth quarter of 2017 due to higher tonnes mined and processed while total costs remained stable.

AISC per payable ounce of gold sold decreased in the first quarter of 2018 to $954 from $1,001 in the fourth quarter due to lower capital expenditures and lower deferred stripping.

Mine sales

A total of 42,078 ounces of gold were sold at an average realized price of $1,331 per ounce during the first quarter of 2018, a decrease of 18% from the 51,420 ounces of gold sold at average realized price of $1,269 per ounce during the fourth quarter of 2017.

Exploration

The main focus of our 2018 exploration program is to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within the Mackay Phase 5 pit. During the first quarter, we completed a total of 48 reverse circulation drillholes for 17,170 meters on these targets.

The first series of drillholes targeting higher-grade structures (21 holes, 6,561 meters) at Mackay were collared from within the Phase 5 pit. This drilling has yielded encouraging results, with higher-grade intercepts being returned within and just outside of the current Mineral Reserve pit outline.

Twenty-seven drill holes totaling 10,609 meters were completed during the quarter within the Red Dot area. Drill results have confirmed the current geologic interpretation and are expected to convert Inferred Mineral Resources to Indicated Mineral Resources.

During the second quarter of 2018, we will continue drilling for higher grade structures in Mackay Phase 5 while increasing the number of drill rigs deployed within the Red Dot area to accelerate the exploration program.

SSR Mining Inc.	PAGE 3

Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Total ore milled (t)	93,269	89,237	84,315	84,469	72,394
Ore milled per day (t/day)	1,036	970	916	928	804
Gold mill feed grade (g/t)	8.95	8.89	7.03	7.97	9.22
Mining costs ($/t mined)	59	66	74	60	68
Processing costs ($/t processed)	21	24	22	20	23
Gold recovery (%)	97.4	97.4	97.2	97.3	97.7
General and admin costs ($/t processed)	53	61	53	50	59

Gold produced (oz)	23,717	24,227	18,058	20,690	21,023
Gold sold (oz) (1)	20,012	23,969	21,798	17,909	22,411

Realized gold price ($/oz) (2)	1,340	1,276	1,269	1,257	1,233

Cash costs ($/oz) (2)	481	605	634	592	574
AISC ($/oz) (2)	896	776	775	831	990

Financial data ($000s)
Revenue	26,789	30,571	27,652	22,502	27,609
Income from mine operations	6,672	2,923	3,643	4,083	4,995
Capital expenditures	4,426	920	799	711	4,760
Capitalized development	2,283	2,301	1,314	2,165	2,514
Exploration expenditures (3)	2,032	1,187	1,253	1,566	1,953

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9 of our MD&A.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2018, Seabee Gold Operation produced 23,717 ounces of gold. With the commissioning of the new gravity circuit at the end of the quarter, in circuit gold inventory increased by approximately 2,400 ounces of gold, which is expected to positively impact gold production through the remainder of 2018.

During the first quarter, total ore milled increased 5% over the previous quarter, with the Santoy mine supplying 73% of ore milled. Following an extensive underground exploration program, ore extraction at the Seabee mine completed during the first quarter and it is currently undergoing decommissioning in advance of closure later this year. Going forward, all ore will be sourced from the Santoy mine.

SSR Mining Inc.	PAGE 4

The mill achieved an average throughput of 1,036 tonnes per day during the quarter, 7% higher than the previous quarter due to a combination of Operational Excellence initiatives at both the mill and the Santoy mine. Gold recovery remained consistent at 97.4%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $481 in the first quarter of 2018, lower than the $605 in the fourth quarter of 2017. Our record low cash costs per payable ounce sold were primarily the result of higher mill throughput which increased gold production and in circuit inventory while incurring similar total operating costs compared to the prior quarter. Costs per tonne mined were $59 in the first quarter of 2018, 11% lower than in the previous quarter due to higher tonnes mined. Processing and general and administrative unit costs were each lower by 13% in the first quarter of 2018 compared to the fourth quarter of 2017, due to higher tonnes milled. Costs were also positively impacted by a weaker Canadian dollar.

AISC per payable ounce of gold sold were $896 in the first quarter of 2018, higher than the $776 in the fourth quarter of 2017. This increase is due to the seasonal nature of our operation whereby annual sustaining capital items are purchased in the first quarter of each year for delivery on the ice road for summer construction. Exploration expenditures increased as planned with a more aggressive drilling campaign due to last year’s exploration success and Fisher property earn-in.

Mine sales

A total of 20,012 ounces were sold at an average realized price of $1,340 per ounce of gold during the first quarter of 2018, 17% lower than the 23,969 ounces of gold sold in the fourth quarter of 2017, at an average realized price of $1,276 per ounce of gold. The reduction in ounces sold is a result of timing of sales recorded.

Exploration

For 2018, the Seabee Gold Operation plans 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. In the first quarter of 2018, we completed 10,016 meters of underground drilling and 9,779 meters of surface drilling in 20 and 16 drillholes, respectively.

Our underground drill program for the first quarter of 2018 focused on three targets, including Santoy Gap, Santoy 8A zone and Santoy Gap hanging wall. Surface drilling in the first quarter focused on four areas including Carr, CRJ, Santoy 3 and Fisher with 16 drillholes being completed. Strongly altered rock was encountered at Carr, while drilling at CRJ intersected visible gold in two drillholes. By quarter end two drillholes had been completed at the Fisher property for 1,100 meters of drilling on the extension of the Santoy shear zone, and analytical results are pending.

SSR Mining Inc.	PAGE 5

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Ore milled (kt)	373	442	461	446	449
Silver mill feed grade (g/t)	115	125	153	185	145
Processing costs ($/t milled)	15.34	13.53	11.92	12.94	13.66
Silver recovery (%)	67.7	66.0	67.8	73.5	72.6
General and admin costs ($/t milled)	6.33	5.74	4.81	5.00	5.22

Silver produced ('000 oz)	938	1,169	1,541	1,947	1,520
Silver produced (attributable) ('000 oz) (1)	704	877	1,156	1,777	1,520
Silver sold ('000 oz)	1,064	820	2,076	1,655	1,443
Silver sold (attributable) ('000 oz) (1)	798	615	1,557	1,473	1,443

Realized silver price ($/oz) (2)	16.79	16.96	16.77	17.31	17.35

Cash costs ($/oz) (2,3)	17.07	16.36	12.76	12.15	12.68
AISC ($/oz) (2,3)	18.37	18.30	13.56	12.78	14.82

Financial Data ($000s)
Revenue	15,233	12,093	28,958	22,029	26,534
(Loss) income from mine operations	(1,753)	5,490	7,690	4,006	13,767
Capital expenditures (4)	789	917	1,006	420	2,261
Exploration expenditures (4)	6	—	—	—	—

(1)	Attributable production and sales for the second quarter of 2017 represent 100% for April and May and 75% for June 2017. Attributable production and sales for all subsequent quarters represent 75%.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9 of our MD&A.

(3)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.75 for the three months ended March 31, 2018 (December 31, 2017 - $5.30, September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00).

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

During the first quarter of 2018, the operation produced 0.9 million ounces of silver, in line with expected silver production from stockpiles of 1.6 million ounces in the first half of 2018. Our attributable share of silver production in the first quarter was 0.7 million ounces.

Ore was milled at an average rate of 4,144 tonnes per day in the first quarter, 14% below the previous quarter. Crusher operations in the first quarter were constrained by construction of the crushed ore stockpile dome and wetter than normal weather conditions. Ore milled in the first quarter of 2018 contained an average silver grade of 115 g/t, 8% lower than the 125 g/t reported in the fourth quarter of 2017 as we process increasingly lower grade stockpiles. The average silver recovery in the first quarter was 67.7%, marginally above the previous quarter.

SSR Mining Inc.	PAGE 6

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and by-product credits, were $17.07 per payable ounce of silver sold in the first quarter of 2018. These cash costs were 4% higher than the $16.36 per payable ounce of silver sold in the fourth quarter of 2017 principally due to lower production resulting from processing lower silver grade stockpiled ore. In the first quarter of 2018, cash costs included approximately $5.75 per payable ounce of stockpile inventory costs that were previously incurred.

AISC per payable ounce of silver sold in the first of quarter of 2018 were $18.37, comparable to $18.30 in the fourth quarter of 2017.

Mine sales

Silver sales totaled 1.1 million ounces and attributable sales were 0.8 million in the first quarter of 2018, a 30% increase from the fourth quarter of 2017 as we sold down concentrate inventories that had accumulated at year end 2017.

Exploration

During the first quarter of 2018, we began a 2,400 meter surface drill program at Pirquitas targeting resources that would augment the Cortaderas resource. Three drillholes were completed for 812 meters with positive silver-zinc results from two narrow vein structures.

Chinchillas project, Argentina

Following receipt of development permits in December 2017, pre-stripping and construction activities advanced in the first quarter.

To support pre-strip mining operations, refurbished mine equipment was transferred from Pirquitas to Chinchillas and additional mining equipment within the project scope was delivered to site and commissioned. The operations team initiated its first blast within the Chinchillas pit in March and, during the month, 172,000 tonnes of waste was stripped. Ramp up of pre-stripping is on track for first ore delivery to Pirquitas in the second half of the year.

All major materials and infrastructure have been ordered with deliveries scheduled through to May 2018. In addition, major construction contracts have been awarded with contractors having been mobilized in March 2018 at both Pirquitas, for the in-pit tailings system and stockpile dome, and, at Chinchillas, for earthworks. Concrete foundations for the tailings pumps and electrical room advanced to 75% completion allowing the electromechanical contractor to proceed with installation of the pumps. Pipe installation for the six-kilometer tailings line from the plant to the pit also started during the quarter and is advancing well. The stockpile dome was 25% complete at quarter end.

Earthworks at Chinchillas for infrastructure, buildings and internal access roads advanced to 60% and are on schedule to receive buildings in May 2018. Fabrication of structural steel for the haul truck maintenance facility is in progress. Pre-fabricated buildings for site offices, the dining room and

SSR Mining Inc.	PAGE 7

the change house will be delivered and installed in the third quarter. Temporary facilities to support construction and pre-strip works are in place.

SSR Mining Inc.	PAGE 8

Other Projects

The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. During the fourth quarter of 2017, we announced plans to continue with the exploration program committing to a $3.2 million drill program and geophysics activities in 2018. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million. Field work is planned to commence in the second quarter.

SSR Mining Inc.	PAGE 9

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2018. See "Cautionary Note Regarding Forward-Looking Statements."
Our guidance is unchanged from that reported on January 15, 2018. For the full year 2018, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 775	560 - 610	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $770 per payable ounce of gold sold. On an attributable basis, we expect to produce 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $760 per payable ounce of gold sold.

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 73:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

We expect to file a NI 43-101 technical report for the Marigold mine by the third quarter of 2018. The technical report will include the 2017 Mineral Reserves contained within the life of mine pit design and reflect added hauling capacity provided by the trucking fleet additions for expected annual gold production of over 250,000 ounces in 2022.

SSR Mining Inc.	PAGE 10

Consolidated Financial Summary
(presented in thousands of U.S, dollars, except for per share value)

Selected Financial Data (1)
	Three months ended March 31,
	2018	2017
	$	$
Revenue	97,902	117,905
Income from mine operations	17,231	40,089
Gross margin (%)	18	34
Operating income (1)	7,731	24,809
Net (loss) income	(2,322)	15,047
Basic attributable (loss) income per share	(0.01)	0.13
Adjusted attributable income before tax (1)	6,736	23,161
Adjusted attributable net income (1)	5,662	19,741
Adjusted basic attributable income per share (1)	0.05	0.17
Cash generated by operating activities	11,007	30,643
Cash generated by (used in) investing activities	1,387	(18,118)
Cash generated by financing activities	1,916	335

Financial Position	March 31, 2018	December 31, 2017
Cash and cash equivalents	472,901	459,864
Marketable securities	43,840	114,001
Current assets	758,679	799,597
Current liabilities	72,948	71,466
Working capital	685,731	728,131
Total assets	1,490,123	1,537,454

(1)
We report non-GAAP measures including income from mine operations, gross margin, operating income, adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the first quarter of 2018 decreased by 17% relative to the comparative quarter of 2017 due principally to the expected declines in sales at Puna Operations, as it processed lower grade stockpiles, and at the Marigold mine, due to planned production and leach cycles.

Income from mine operations in the first quarter of 2018 generated a gross margin of 18%, lower than the 34% margin in the first quarter of 2017. In the first quarter of 2018, cost of sales at Puna Operations were elevated as we processed lower grade stockpiles, and also higher cost of sales were experienced at the Marigold mine as we have been processing higher cost material stacked in the second half of 2017. In addition, the elevated margin in the first quarter of 2017 benefited from a $4.3 million reduction to cost of sales following the resolution of our export duty claim in Argentina.

Cash generated by operating activities in the quarter was $11.0 million compared to $30.6 million in the first quarter of 2017. Higher production and lower unit costs at the Seabee Gold Operation was more than offset by lower production at the Marigold mine and Puna Operations, resulting in lower volumes of gold and silver sold at higher unit costs, which generated lower cash from operating

SSR Mining Inc.	PAGE 11

activities. We also saw an increase in inventory at the Seabee Gold Operation and Marigold which impacted operating cash flows in the current period, and we paid tax installments of $2.2 million which were not incurred in the same period in 2017. We generated $1.4 million from investing activities in the first quarter of 2018 compared to a use of $18.1 million in the first quarter of 2017. In the first quarter of 2018, we received $28.1 million from the sale of common shares of Pretium Resources which was partially offset by investing $8.8 million in property, plant and equipment, and $11.7 million in the Chinchillas project. We received $1.5 million from our joint venture partner for its share of the development costs of the Chinchillas project. Our working capital position decreased to $685.7 million, which was a decrease of $42.4 million from $728.1 million at December 31, 2017, mainly due to the reduction in value of our marketable securities. As a result, cash and cash equivalents increased to $472.9 million during the quarter.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $472.9 million in cash and cash equivalents and $43.8 million in marketable securities as at March 31, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board's expertise in the areas of international capital markets and legal and corporate governance. On May 3, 2018, we announced the appointment of Kevin O'Kane as Chief Operating Officer effective June 4, 2018.

In the first quarter of 2018, we sold 4.0 million common shares of Pretium, realizing pre-tax cash proceeds of $28.1 million. At March 31, 2018, we held 5.0 million common shares, representing approximately 2.8% of Pretium. Subsequent to the quarter end, we sold our remaining position in Pretium for pre-tax proceeds of approximately $35 million.

SSR Mining Inc.	PAGE 12

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, May 11, 2018, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 2195
All other callers:	+1 (412) 317-0088, replay code 2195

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PAGE 13

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 14

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; expected timing for the closure of the original Seabee mine; expected timing of construction of the Chinchillas project; the expected timing of first ore delivery from the Chinchillas Project to the Pirquitas mill; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the

SSR Mining Inc.	PAGE 15

Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable income tax (expense), adjusted net income (loss), adjusted attributable basic earnings (loss) per share and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 9 of our MD&A, available under our corporate profile at www.sedar.com or on our

SSR Mining Inc.	PAGE 16

website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

SSR Mining Inc.	PAGE 17